Exhibit 2

FOR IMMEDIATE RELEASE	20 December 2011

WPP PLC (“WPP”)

Ogilvy acquires stake in

the leading Chinese advertising agency, Nanjing Yindu

WPP announces that its wholly-owned operating company Ogilvy & Mather, the leading advertising and marketing communications network, has acquired, subject to regulatory approval, 49% of Nanjing Yindu Advertising and Commerce Co., Ltd. (“Yindu”), the leading independent advertising agency in the People’s Republic of China. This move expands Ogilvy’s reach into the important Yangtze River Delta, a crucial region that encompasses not only Jiangsu province, which has the second highest GDP of all Chinese provinces, but also Anhui and Zhejiang provinces. And in strengthening Ogilvy’s offering, as it does, in second-tier cities this initiative underlines WPP’s regional approach in China, not confined to the coastal region.

Founded in 1994 and based in Nanjing, Yindu is a full service communications agency with capabilities including strategic planning, advertising, branding and corporate identity, print and media production and media buying. Areas of particular expertise include FMCG, pharmaceutical, technology, financial and lifestyle brands. It employs 250 people and clients include well known national brands such as Jiangsu Mobile, Heilan Home, Jiangsu Yanghe Brewery, Nanjing Iveco, MoonHare, Simcere, Longliqi and China Construction Bank.

Yindu had gross assets as at 31 December 2010 of RMB 57.8million and reported billings for 2010 of RMB 428.5million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors. Greater China - a region WPP has been committed to for over 20 years - remains one of the fastest growth markets for the company, currently WPP’s fourth largest market with revenues of US $1.1 billion. The Group currently employs 13,000 people (including associates) across Greater China, underlining its strong leadership position in the region - as in Asia overall - across all communications services.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204